SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under Section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

Entergy Peru, S.A.
__________________________________
(Name of foreign utility company)

Entergy Power Development Corporation
__________________________________
(Name of filing company, if filed on
behalf of a foreign utility company)

The Commission is requested to mail copies of all
communications relating to this Notification to:

Mark W. Hoffman, Esq.
Entergy Services, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70113

Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), hereby notifies the Securities and Exchange Commission that Entergy Peru, S.A. relinquishes its status as a subsidiary of Entergy which is a "foreign utility company" within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended.

SIGNATURE

The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERGY POWER DEVELOPMENT
CORPORATION

By:    /s/ Haley R. Fisackerly, Vice President
             Haley R. Fisackerly, Vice President

Dated: December 15, 2004